# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RLJ Lodging Trust, CIK 0001511337
CUSIP: 74965L101
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 7373 WISCONSIN AVE, SUITE 1500, BETHESDA, Connecticut (CT), 20814
Date of event which requires filing of this statement: 08/20/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001859375

## Reporting persons
- RM Trading of Florida LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 10,555,000; sole dispositive power 0; shared dispositive power 10,555,000; aggregate amount beneficially owned 10,555,000 (7% of the class)
  Comment: The figure in Item 11 is based on 151,243,564 common shares of beneficial interest of the issuer outstanding as of June 30, 2025.

## Item 1. Issuer
Name of issuer: RLJ Lodging Trust
Address of issuer's principal executive offices: 7373 WISCONSIN AVE, SUITE 1500, BETHESDA, CONNECTICUT, 20814.

## Item 2. Person Filing
Name of person filing: Mark Paley
Address of principal business office or, if none, residence: 1 No Breakers Row Apt 141, Palm Beach FL 33480
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10,555,000
Percent of class: 6.97
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 10.555,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 10,555,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- RM Trading of Florida LLC: Mark Paley, Manager (08/26/2025)
- RM Trading of Florida LLC: Roger Beit, Manager (08/26/2025)